UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*
(Amendment No. 1)

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934

GOLD FIELDS LIMITED
(Name of Issuer)

Ordinary Shares of par value Rand 0.50 per share

(Title of Class of Securities)

6280215

(CUSIP Number)

January 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6280215	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Mvelaphanda Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 6280215	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Mvelaphanda Gold (Proprietary) Limited1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

____________________
1 Mvelaphanda Gold (Proprietary) Limited is a wholly-owned direct subsidiary of Mvelaphanda Resources Limited.

CUSIP No. 6280215	13G	Page 4 of 8

Item 1.

(a)	Name of Issuer

Gold Fields Limited

(b)	Address of Issuer’s Principal Executive Offices

150 Helen Road, Sandton, Johannesburg, South Africa

Item 2.

(a)	Name of Person Filing

Mvelaphanda Resources Limited

Mvelaphanda Gold (Proprietary) Limited

The shares previously held by the Reporting Persons were held directly by Mvelaphanda Gold (Proprietary) Limited, a wholly-owned direct subsidiary of Mvelaphanda Resources Limited.

(b)	Address of Principal Business Office or, if none, Residence

Mvelaphanda Resources Limited, 1A Albury Park, Magalieszicht Avenue, Dunkeld West, 2196, Sandton, South Africa.

Mvelaphanda Gold (Proprietary) Limited, 1A Albury Park, Magalieszicht Avenue, Dunkeld West, 2196, Sandton, South Africa.

(c)	Citizenship

The Republic of South Africa

(d)	Title of Class of Securities

Ordinary Shares of par value Rand 0.50 per share

(e)	CUSIP Number

6280215

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E), (1);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), 2;
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: None. As of December 31, 2010, the Reporting Persons beneficially owned 22,218,653 shares.
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: None
	(ii)	Shared power to vote or to direct the vote: None
	(iii)	Sole power to dispose or to direct the disposition of: None
	(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the

CUSIP No. 6280215	13G	Page 6 of 8

control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

MVELAPHANDA RESOURCES LIMITED

By:	/s/ B. VAN ROOYEN
Name: Bernard van Rooyen
Title: Deputy Chairman

MVELAPHANDA GOLD (PROPRIETARY) LIMITED

By:	/s/ B. VAN ROOYEN
Name: Bernard van Rooyen
Title: Deputy Chairman